FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of October 2012.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Completes Acquisition of Avtron Industrial Automation, Inc. and Announces Outline of Its New Subsidiaries

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2012
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on October 1, 2012, in Kyoto, Japan

Nidec Completes Acquisition of Avtron Industrial Automation, Inc. and Announces Outline of Its New Subsidiaries

Nidec Corporation (NYSE: NJ, “Nidec”, “the Company” or “we”) today announced that it completed the acquisition of Avtron Industrial Automation, Inc., a privately owned U.S. company (the “Acquired Business” or “Avtron”), from Morgenthaler, a private equity fund, on September 28, 2012, through Nidec US Holdings Corporation, a U.S. holding company newly established by the Company in the United States.  As a result, the Acquired Business became a subsidiary of the Company, as outlined below.

1.

Outline of the Acquired Business

1

Company Name

Avtron Industrial Automation, Inc.

2

Capital Structure

Nidec US Holdings Corporation, a wholly owned subsidiary of Nidec, owns 100% of Avtron.

3

Outline of Avtron

(1)

Directors:

Chairman of the Board of Directors:	Patrick Murphy (CEO of Nidec Motor Corporation)
Director:	Dennis Anderson (President of Avtron)
Director:	Richard Heppe (President, Industrial Motor Division, Nidec Motor Corporation)
Director:	Motoyoshi Hanaoka (Vice President of the Company)
Director:	Richard DelGallo (Vice President of Finance, Nidec Motor Corporation)

(2)

Address:

7555 E. Pleasant Valley Road, Independence, Ohio 44131

(3)

Employees:

154

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Outline of Nidec US Holdings Corporation

(1)

Directors:

Chairman of the Board of Directors:	Shigenobu Nagamori (Representative Director, President and Chief Executive Officer of the Company)
Director and President:	Patrick Murphy (CEO of Nidec Motor Corporation)
Director:	Masuo Yoshimatsu (Member of the Board, Senior Vice President and Chief Financial Officer of the Company)
Director:	Motoyoshi Hanaoka (Vice President of the Company)
Director:	Elizabeth Miller (CFO of Nidec Motor Corporation)

(2)

Address:

8050 W. Florissant Avenue, St. Loius, Missouri 63136

2.

Future Operation Policy and Investment Plan

The Company has endeavored to strengthen and expand its industrial motor business as one of its strategically important business areas, where Nidec Motor Corporation (formerly, Emerson Electric Co.’s motors and controls business, “NMC”), which the Company acquired in September 2010, has been the primary operating subsidiary.  Through the acquisition of Avtron, the Company seeks to strengthen the industrial motor and automation solutions businesses of NMC and Ansaldo Sistemi Industriali S.p.A. (“ASI”), which we acquired in May 2012, in North America, and accelerate the Company’s strategy to achieve synergies with the acquired companies.  In particular, Avtron’s rich system engineering resources and experience, together with the customer relationships Avtron has established, are expected to enhance the Company’s automation solutions capabilities in North America and contribute to the Company’s success in achieving business synergies with ASI.

Avtron is also expected to serve as a sales channel in North America for ASI’s drives, motors/generators, and automation systems.  With these products supplementing Avtron’s value-added industrial encoder products and drive system solutions and NMC’s motor products, the Company expects to be able to provide full-range of products and solutions services to Avtron’s core markets comprised of the energy, crane, metal, marine, and forest products industries in North America.

3.

Effect on Financial Performance for the Current Fiscal Year

Once we determine the impact of the transaction described herein on our financial performance for the current fiscal year, we will make appropriate disclosure pursuant to the applicable rules of the Japanese securities exchanges and announce any changes to our financial performance forecasts as required thereunder.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements regarding the intent, belief, strategy, plans or current expectations of Nidec, its group companies or other parties.  Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties.  Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, the anticipated benefits of the planned transaction not being realized, shifts in technology or user preferences for particular technologies, and changes in business and regulatory environments.  Nidec does not undertake any obligation to update the forward-looking statements contained herein or the reasons why actual results could differ from those projected in the forward-looking statements except as required by law.

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